OXBRIDGE RE HOLDINGS LIMITED

Suite 201, 42 Edward Street
Georgetown, Grand Cayman,
P.O. Box 469, KY1-9006
Cayman Islands

May 10, 2022

VIA EDGAR

Ms. Susan Block
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Oxbridge Re Holdings Limited
Registration Statement on Form S-3 (Registration No. 333-262590)

Dear Ms. Block:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Oxbridge Re Holdings Limited (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 5:00 p.m., eastern time, on May 12, 2022, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

Oxbridge Re Holdings Limited

By: /s/ Wrendon Timothy
       Wrendon Timothy
       Chief Financial Officer